FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  June 2014
Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Announcement of Change of Nominee Director

June 10, 2014

Announcement of Change of Nominee Director

Dear Sirs,

Mr. Alok Tandon, Joint Secretary, Department of Financial Services, Ministry of Finance, has been nominated as Government Nominee Director on the Board of ICICI Bank Limited in place of Mr. Arvind Kumar, with effect from June 6, 2014, as per the communication received from the Department of Financial Services, Ministry of Finance, on June 9, 2014 after business hours.

Please take the same on record.

Yours faithfully,

Shanthi Venkatesan
Deputy General Manager

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 10, 2014	By:	/s/ Shanthi Venkatesan
			Name:	Shanthi Venkatesan
			Title:	Deputy General Manager